EXHIBIT 10.33

AMENDMENT #1 TO
EMPLOYMENT AGREEMENT

This Amendment #1, dated as of November 10, 2008 (this "Amendment"), is to the Employment Agreement, dated as of March 31, 2008, between RathGibson, Inc., a Delaware corporation (the "Company"), and Michael G. Schwartz (the "Executive" and, together with the Company, the "Parties") (the "Employment Agreement"). Any capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Employment Agreement.

Recitals:

A. Under Section 9.4 of the Employment Agreement, the Employment Agreement may be amended upon the execution of a written instrument by the Parties.

B. The Parties would like to amend the Employment Agreement as provided in this Amendment.

Agreement:

In consideration of the foregoing and the mutual promises contained herein and in the Employment Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Effective Time of Amendment. This Amendment is made pursuant to Section 9.4 of the Employment Agreement and will become effective when it has been executed and delivered by both of the Parties.

2. Amendments.

(a) Section 5.5 of the Employment Agreement is hereby amended to provide in its entirety as follows:

"5.5 By the Executive.

(a) The Executive may terminate his employment hereunder at any time, either with or without "Good Reason" (as defined below), upon written notice to the Company as described below.

(b) Notice of termination by the Executive of his employment hereunder either without Good Reason or pursuant to clause (i) or (ii) of the definition of Good Reason (a "Non-CEO Related Good Reason Termination") shall be provided by the Executive to the Company at least thirty (30) days prior to the anticipated date of termination of employment. The Executive's employment shall terminate thirty (30) days after the date such notice is provided unless (solely with respect to a Non-CEO Related Good Reason Termination) the Company corrects the circumstances constituting grounds for such Non-CEO Related Good Reason Termination within such thirty (30) day period. Any notice of termination for a Non-CEO Related Good Reason Termination must, for such termination to constitute a Non-CEO Related Good Reason Termination, be provided by the Executive to the Company within thirty (30) days after the Executive first learns of the circumstances constituting grounds for the Non-CEO Related Good Reason Termination.

(c)   Notice of termination by the Executive of his employment hereunder pursuant to clause (iii) of the definition of Good Reason (a "CEO Related Good Reason Termination") must, for it to constitute a CEO Related Good Reason Termination, be provided by the Executive to the Company within thirty (30) days after the Executive first learns of the circumstances constituting grounds for the CEO Related Good Reason Termination. The Company shall provide to the Executive reasonably prompt written notice of the occurrence of circumstances constituting grounds for a CEO Related Good Reason Termination. The Executive's employment shall terminate in connection with a CEO Related Good Reason Termination on the date that is the later of: (i) ninety (90) days after the date on which notice of such CEO Related Good Reason Termination has been provided by the Executive to the Company as provided above in this Section 5.5(c); or (ii) either (A) ninety (90) days after the date on which the Company's permanent Chief Executive Officer starts employment with the Company or (B) such later date as is agreed upon in writing by the Executive and the Board of Directors. During the time period starting on the date that notice of a CEO Related Good Reason Termination is provided by the Executive hereunder and ending on the date of termination of employment as described in the preceding sentence of this Section 5.5(c), the Executive shall, as a condition to receiving the consideration described in Sections 6.2 and 6.2A in connection with such termination (which shall be in addition to, and not in lieu of, any other conditions to such receipt set forth herein), provide such transition-related services to the Company as the Board of Directors may reasonably request from time to time during such time period, in addition to his other duties to the Company hereunder. The Executive's Base Salary and the benefits provided by the Company to the Executive upon termination of his employment under Sections 6.2 and 6.2A in connection with a CEO Related Good Reason Termination will constitute the Executive's sole compensation for providing such transition-related services to the Company.

(d)   For purposes of this Agreement, "Good Reason" means, without the Executive's consent: (i) a reduction in Base Salary; (ii) a material adverse reduction in the Executive's employee benefits; or (iii) the Executive not being appointed by the Company to serve as its permanent (as opposed to interim or acting) Chief Executive Officer by January 31, 2009; *provided, however*, that Good Reason shall not include any action described in the foregoing clause (i) or clause (ii) which is cured by the Company within thirty (30) days following the Company's receipt of written notice from the Executive of the existence of circumstances constituting such Good Reason."

(b)   The Employment Agreement is hereby amended to add a new Section 6.2A, providing in its entirety as follows:

"6.2A   Additional Compensation Upon CEO Related Good Reason Termination. If the Executive terminates his employment in a CEO Related Good Reason Termination, provided that the Executive satisfies the requirements set forth in Sections 5.5(c) and 6.2, the Executive shall be entitled to receive, in connection with such CEO Related Good Reason Termination, in addition to the benefits provided under Section 6.2, an amount equal to the product of: (a) the amount of the annual bonus (if any) that the Executive would have received under Section 4.2 with respect to the fiscal year in which the CEO Related Good Reason Termination occurs (had he remained employed with the Company until the date on which such annual bonus would have been paid); and (b) a fraction, the numerator of which is the number of days the Executive was employed during the fiscal year in which the CEO Related Termination occurs and the denominator of which is 365, which amount shall be payable when the Company pays bonuses to its employees with respect to such fiscal year."

3. <u>Governing Law</u>. This Amendment shall be construed and enforced in accordance with and governed by the laws of the State of New York, without giving effect to any conflict of laws rules or principles that would result in application of the law of any other jurisdiction.

4. <u>Counterparts</u>. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Signature pages to this Amendment may be delivered by facsimile or other electronic transmission method (including, without limitation, PDF) and such delivery shall be valid and effective for all purposes.

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IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the parties hereto as of the date written above.

THE COMPANY: THE EXECUTIVE:

RathGibson, Inc.

By: /s/ Truman Greene, Jr.   /s/ Michael G. Schwartz
Name: Truman Greene, Jr.   Michael G. Schwartz
Title: Chief Human Resources Officer